EXHIBIT 3.1

Amendment to
the By-laws of D&E Communications, Inc.

Article 2, Section 2.1.3 of the By-Laws is hereby amended by deleting it in its entirety and replacing it with the following:

2.1.3 Classes, Election and Terms. Except as set forth below with respect to annual shareholders' meetings beginning in 2010, the directors elected by the holders of Voting Stock shall be classified in respect of the time for which they shall severally hold office by dividing them into three classes, as nearly equal in number as possible. If such classes of directors are not equal, the Board of Directors by a majority vote shall determine which class shall contain an unequal number of directors. Beginning with the 2010 annual shareholders' meeting and at each annual shareholders' meeting thereafter, however, nominees elected to the Board of Directors shall be elected for one year and shall hold office until their respective successors are elected and have qualified. Notwithstanding the foregoing (i) directors elected during the annual meeting of shareholders in 2008 will continue to serve for the term expiring at the annual meeting of shareholders in 2011 and (ii) upon election, directors elected during the annual meeting of shareholders in 2009, will serve for the term expiring at the annual meeting of shareholders to be held in 2012.